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                               October 7, 2021

       James P. Henderson
       Excutive Vice President Finance and Chief Financial Officer Whiting Petroleum Corporation
       1700 Lincoln Street, Suite 4700
       Denver, Colorado 80203-4547

                                                        Re: Whiting Petroleum
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-31899

       Dear Mr. Henderson:

              We have reviewed your August 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 3, 2021 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Properties
       Proved Undeveloped Reserves, page 42

   1. We have read your response to comment 1 and note that you propose to include a narrative explanation
in your future filings for all of the material changes that occurred during the year in your
proved undeveloped reserves. The example illustrating your
                                                        proposed changes due to
revisions for the year ended December 31, 2020 includes a
                                                        downward adjustment of
8.4 MMBoe that is attributed to    various other revisions.

                                                        Please expand your
explanation in future filings to describe the individual factors that are represented as a
combination of various other revisions so that the change in net reserve quantities between
periods is fully explained. Refer to Item 1203(b) of Regulation S-K.
 James P. Henderson
FirstName  LastNameJames P. Henderson
Whiting Petroleum Corporation
Comapany
October    NameWhiting Petroleum Corporation
        7, 2021
October
Page 2 7, 2021 Page 2
FirstName LastName
Supplemental Disclosures About Oil and Gas Producing Activities (Unaudited) Standardized Measure of Discounted Future Net Cash Flows, page 115

2. We have read your response to comments 6 and 7 and note that you systematically omit your estimates of the net asset retirement costs as part of the future development costs used in the calculation of your standardized measure.

         Disclosure on page 63 of your filing indicates your asset retirement obligations represent estimated future costs that must be incurred in accordance with applicable local, state and federal laws and the terms of your lease agreements. Furthermore, the definition of
            Discounted Future Net Cash Flows Related to Proved Oil and Gas
Reserves    referencing
         FASB ASC 932-235-50-30, 50-31, and 55-6 under Amendments to the XBRL Taxonomy in the Accounting Standards Update, Extractive Activities-Oil and Gas (Topic 932) notes
         that    future cash flows related to the settlement of an asset
retirement obligation are
         included in the disclosure.

         The requirement pursuant to FASB ASC 932 is also consistent with guidance provided by the Division of Corporation Finance in the letter dated February 2004 to registrants primarily engaged in the production of oil and gas regarding the preparation of their filings with the Commission. The letter indicates the staff believes
that    an entity should
         include the future cash flows related to the settlement of an asset retirement obligation in
         its standardized measure disclosure.    The letter also indicates that
   the requirement to
         disclose    net cash flows    relating to an entity   s interest in
oil and gas reserves [pursuant to
         FASB Statement No. 69, paragraph 30] requires an entity to include the cash outflows associated with the settlement of an asset retirement obligation
and that    the exclusion of
         the cash flows associated with a retirement obligation would be a departure from the required disclosure.

         Based on the costs provided in your response, it appears that your omission of the estimated asset retirement obligations results in an understatement of your future development costs by approximately 37.4%, 18.0% and 14.5%, an overstatement of your future net cash flows of approximately 14.9%, 5.1% and 3.2%, and an overstatement of your standardized measure by approximately 10.4%, 1.4% and 1.2% for the years ended
         December 31, 2020, 2019, and 2018, respectively.

         Please provide us with an illustration of the disclosure revisions relating to your presentation of the standardized measure and the changes therein to assure compliance with the regulatory requirements pursuant to FASB ASC 932.
 James P. Henderson
Whiting Petroleum Corporation
October 7, 2021
Page 3

       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding comments. Please contact Craig Arakawa, Branch Chief, at
(202) 551-3650
with any other questions.



FirstName LastNameJames P. Henderson                    Sincerely,
Comapany NameWhiting Petroleum Corporation
                                                        Division of Corporation
Finance
October 7, 2021 Page 3                                  Office of Energy &
Transportation
FirstName LastName